

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

June 4, 2007

<u>By U.S. mail and facsimile</u>

Mr. Nigel J. Lovett
Chief Executive Officer
Toreador Resources Corporation
4809 Cole Avenue, Suite 108
Dallas, Texas 75205

Re: Toreador Resources Corporation
Registration Statement on Form S-1
Filed May 8, 2007
File No. 333-142731
Form 10-K For Fiscal Year Ended December 31, 2006
Filed March 16, 2007
File No. 000-02517

Dear Mr. Lovett:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosures in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1 Filed May 8, 2007

General

1.	Where comments in one section or document also relate to disclosures in another section or document, please make parallel changes to all affected disclosures. This will eliminate the need for us to repeat similar comments.

2.	Please update your registration statement to include financial statements for the quarter ended March 31, 2007 to comply with Rule 3-12 of Regulation S-X.

Financial Statements

Note 6 – Oil and Natural Gas Properties, page F-17

3.	We note from your table on page F-18 that you have exploratory well costs that have been capitalized for a period greater than one year. Please expand your disclosure to describe the activities you have undertaken to date, and the remaining activities required to complete your reserve evaluation, to comply with paragraph 10c of FSP FAS19-1.

Note 15 – Discontinued Operations, page F-31

4.	We note you sold certain United States mineral and royalty assets and have reported the disposition of these assets as discontinued operations in accordance with the guidance in paragraphs 41 through 44 of SFAS 144. Please expand your disclosure to clarify why you continue to present results of operations for these assets subsequent to the effective date of the sale, which you disclose was January 1, 2004. In addition, please confirm to us that you do not have any significant continuing involvement in these assets' operations.

Note 18 – Supplemental Oil and Natural Gas Reserves and Standardized Measure Information (Unaudited), page F-35

5.	We note your disclosure of natural gas proved reserves on page F-36. Please include an accounting policy note to discuss how you account for your gas-balancing arrangements, taking into consideration the guidance in EITF 90-22.

Form 10-K for the Fiscal Year Ended December 31, 2006

Controls and Procedures, page 48

6.   We note your disclosure referring to disclosure controls and procedures as
        defined in Rule 13a-15(f) and 15d-15(e) under the Securities Exchange Act of
        1934, and to the evaluation and conclusion on the effectiveness of your disclosure
        controls and procedures by your chief executive officer, chief financial officer
        and chief accounting officer as of the end of the period covered by this amended
        annual report. Please revise your disclosure to indicate the term, "disclosure
        controls and procedures" is defined in Rules 13a-15(e) and 15(d)-15(e) of the
        Securities Exchange Act of 1934. In addition, remove the term, "amended" when
        referring to your annual report unless this document has in fact been amended.

Exhibits 31.3 and 32.1 Certifications

7.   We note that you include Sarbanes-Oxley Act of 2002 Sections 302 and 906
        certifications by your chief executive officer, chief financial officer, and chief
        accounting officer. Please note that your filing should include only certifications
        by your chief executive officer (CEO) and chief financial officer (CFO).
        Certifications by the chief accounting officer (CAO) ordinarily should not be
        included unless the CAO is functioning in the capacity of the CEO or CFO.

        In addition, it is only necessary for your CEO and CFO to conclude on the
        effectiveness of your disclosure controls and procedures in accordance with Item
        307 of Regulation S-K.

Engineering Comments

Form S-1 Filed May 8, 2007

General

8.   Please provide your reserve report as of December 31, 2006 on electronic media.

Prospectus Summary, page 1

Our Properties, page 1

9.   We note the flowing production tests of natural gas from your wells in Turkey
        and the fact that you have attributed approximately 21 BCF of natural gas to your
        proved reserves. Please tell us if you have identified a market for this gas and, if
        so, what it is. Tell us the estimated gas price you expect to receive for this gas.

<u>Title to Oil and Gas Properties, page 26</u>

10.   It appears that approximately 35% of your proved reserves are estimated to be recovered after the expiration of the current production sharing contracts. Please provide evidence of a clear history of the renewal of such contracts for each jurisdiction, or explain how you have otherwise determined that renewal is assured. Alternatively, you may need to remove the proved reserves you estimate will be produced after the expiration of the existing production contracts.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 39</u>

<u>Critical Accounting Policies and Management's Estimates, page 39</u>

<u>Reserve Estimates, page 40</u>

11.   Please expand your disclosure to clarify your statement that "…reserve revisions resulted primarily from improved or a decline in performance from a variety of sources such as an addition to or a reduction in recoveries below or above previously established lowest known hydrocarbon levels," indicating how you determined the revisions attributed to each scenario mentioned, and the extent of such revisions.

<u>Closing Comments</u>

        As appropriate, please amend your documents in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Act of 1933 and the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Lily Dang at (202) 551-3867 or Jenifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. You may contact James Murphy, Petroleum Engineer at (202) 551-3703 with

Mr. Nigel J. Lovett
Toreador Resources Corporation
June 4, 2007
Page 6

questions about engineering comments. Please contact Donna Levy, Attorney, at (202) 551-3292 or me at (202) 551-3686 with any other questions.


Sincerely,

Karl Hiller
Branch Chief

cc: L. Dang
       J. Gallagher
       D. Levy
       J. Murphy

       <u>via facsimile</u>
       Janice V. Sharry and Bruce Newsome
       Haynes and Boone, LLP